Mail Stop 04-06

      February 8, 2005

Mr. James W. Kerrigan
Chief Financial Officer
Lantronix, Inc.
15353 Barranca Parkway
Irvine, CA   92618

Re:   	Lantronix, Inc.
      Form 8-K filed January 21, 2005
      File No. 001-16027

Dear Mr. Kerrigan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K, filed January 21, 2005

1. We note in your Form 8-K that Ernst & Young advised the audit committee of several reportable conditions. Supplementally provide us with any written correspondence between management, the audit committee, Ernst & Young and any others related to these conditions.

2. Tell us what period the reportable conditions relate to and why they were not disclosed in Item 9A. of your amended Form 10-K or in
Item 4 of your first quarter 10-Q. Tell us how, in light of the reportable conditions, you were able to conclude that your disclosure controls and procedures were effective. Additionally tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct these reportable conditions.

3. We also note that in your Form 10-K/A and your Form 10-Q for the
quarter ended September 30, 2004, you state "our disclosure
controls
and procedures are sufficiently effective."  You should revise this
disclosure to clearly state that your disclosure controls and procedures either were effective or were ineffective as of the date of this report. Any qualifications, such as "sufficiently effective," on this conclusion do not conform to the requirements of
Item 307 of Regulation S-K.    When revising your disclosure
please
note that management should not state that the controls are
effective
except to the extent that certain problems have been identified. Rather, management must take those problems into account when concluding whether the controls and procedures are effective or ineffective. If the controls and procedures are ineffective, management should state the specific reasons why they are ineffective. Refer to Question 5 of the FAQ on Release No, 34-47986
"Management`s Report on Internal Control Over Financial Reporting and
Disclosure in Exchange Act Periodic Reports."

4. We note that you have disclosed that there were no "reportable events" during the Company`s most recent two fiscal years and through
January 17, 2005. Tell us why you believe the reportable conditions you have disclosed are not considered "reportable events" as defined in Item 304 (a)(1)(v) of Regulation S-K.

5. Amend Item 4(b) of Form 8-K to cover the interim period from the date of the last audited financial statements to January 17, 2005, the date of the engagement. See Item 304 (a)(2).

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 10 days of the date of this letter. Please note that if you require longer than 10 days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 942-2894, or in my absence, to Robert Benton at (202) 942-1811.


Sincerely,



Christine Davis
      Staff Accountant

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Lantronix, Inc.
February 8, 2005
Page 2